Steven E. Siesser Partner 1251 Avenue of the Americas New York, NY 10020 T 212 204 8688 F 973 597 2507 ssiesser@lowenstein.com

September 30, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Elephant Talk Communications Corp.
Form 10-K for Fiscal Year Ended December 31, 2013, as amended
Filed March 31, 2014
Form 10-Q for Fiscal Quarter Ended June 30, 2014
Filed August 11, 2014
Current Report on Form 8-K
Filed August 12, 2014
File No. 001-35360

Ladies and Gentlemen:

On behalf of Elephant Talk Communications Corp. (the “Company”), we are hereby responding to the letter, dated September 3, 2014 (the “Comment Letter”), from Larry Spirgel, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s above-captioned filings (the “Filings”).

For ease of reference, set forth below in bold are the comments of the Staff with respect to the Filings, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the applicable Filing unless defined herein. For your convenience, the numbered paragraph below corresponds to the numbered paragraph in the Staff’s comment letter and includes the caption used in the comment letter.

The Company has authorized us to respond to the Comment Letter as follows:

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.	We note from your disclosures in note 30, that one customer accounted for 48% of your reported revenue for the year ended December 31, 2013. In this regard, please identify, quantify and analyze any known trends, demands, commitments, events and uncertainties related to this or any other customer, whether affiliated or unaffiliated, that is reasonably likely to have a material effect on the company in accordance with Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and in addition advises the Staff that in Item 1A: Risk Factors, on page 19 of Form 10-K/A for fiscal year ended December 31, 2013, the Company provided disclosure regarding the likely impact that a change in the relationships with its significant customers was likely to have for the Company, in accordance with Item 303 of Regulation S-K. In addition, the Company will include and expand upon this disclosure to the extent applicable in its liquidity discussion in Management’s Discussion of Financial Condition and Results of Operations in its future filings.

Page 2	September 30, 2014

Comparison of Years Ended December 31, 2013 and 2012, page 31

2.	We refer to your description of the types of costs included in “Cost of Service.” It does not appear that “Cost of Service” includes depreciation, amortization and staff related costs, including stock-based compensation, that are directly attributable to the generation of revenue. In this regard, please tell us why you believe that the line item “Cost of Service” complies with Rule 5-03(b) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that cost of service as reported is appropriate since we do not have materially dedicated resources such as employees or equipment of which the cost - including depreciation and amortization - can be easily allocated to specific revenue streams. The Staff is advised that the Company will further clarify that these items are excluded from cost of service in future filings.

Note 28. Contingencies, page 72

3.	It is not clear that the information provided in note 26 is current. Please tell us how you have complied with the disclosure provisions of ASC 450-20-50 as of December 31, 2013.

Response: The Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company circulates a questionnaire, in connection with the preparation of its financial statements and periodic reports, based on the provisions of ASC 450-20-50 and related definitions to: the Company’s General Counsel, other legal departments within the Company, and the Company’s Chief Financial Officer. Based on the responses contained within the completed questionnaires and ongoing internal discussions, the Company discloses whether there are contingent gains or losses, or whether a potential loss can be estimated. Based on the foregoing procedure, Note 28 to the Financial Statements was updated as of June 30, 2014.

Page 3	September 30, 2014

Note 32. Selected Quarterly Financial Data (Unaudited), page 75

4.	Please delete the “Adjusted EBITDA” line item and related disclosures from this note. It is not appropriate to include Non-GAAP measures in the financial statements and the notes unless it is within the segment footnote.

Response: The Company respectfully acknowledges the Staff’s comment and the Company will revise its future filings accordingly.

Definitive Proxy Statement filed on August 11, 2014

Our Compensation Objectives, page 18

5.	In future filings, please disclose your peer companies.

Response: The Company respectfully acknowledges the Staff’s comment and the Company will revise its future filings accordingly.

Incentive Bonus for Named Executive Officers, page 19

6.	We note from your disclosure on page 19 you use performance targets for non-equity incentive compensation. In future filings, please disclose the performance targets, your actual performance with respect to these targets, and how your performance translated into the amounts paid.

Response: The Company respectfully acknowledges the Staff’s comment and the Company will revise its future filings accordingly.

Grant of Plan-Based Awards Table, page 23

7.	We note you have not provided the appropriate disclosure in the columns for non-equity incentive awards. In future filings please complete these columns for your non-equity incentive plans.

Response: The Company respectfully acknowledges the Staff’s comment and the Company will revise its future filings accordingly.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Note 25. Contingencies, page 30

8.	It is not clear that the information provided in note 25 is the most current. Please tell us how you have complied with the disclosure provisions of ASC 450-20-50 as of June 30, 2014.

Response: The Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company circulates a questionnaire, in connection with the preparation of its financial statements and periodic reports, based on the provisions of ASC 450-20-50 and related definitions to: the Company’s General Counsel, other legal departments within the Company, and the Company’s Chief Financial Officer. Based on the responses contained within the completed questionnaires and ongoing internal discussions, the Company discloses whether there are contingent gains or losses, or whether a potential loss can be estimated. Based on the foregoing procedure, Note 25 to the Financial Statements was updated as of June 30, 2014.

Page 4	September 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 32

9.	We refer to your disclosure about a contract extension with Vodafone Enabler España. The terms and status of this contract are unclear. Please revise to clarify the current status of the contract, the meaning of “continuous prepayments of $10 million” for the duration of the contract and why financial institutions would be involved in providing you with a pre-payment on services you intend to render to VEE.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s contract with Vodafone Enabler España (“Vodafone”) includes a purchase order and invoicing process, whereby the Company receives rolling advance purchase orders from Vodafone covering an approximate twelve month period for an aggregate amount of approximately $10 million.  The Company then invoices Vodafone on a monthly basis which is, in turn, promptly paid by Vodafone.  The Company is currently in discussions with financial institutions regarding financing arrangements on terms that include the Vodafone purchase orders and underlying Vodafone contract as collateral.  Please note that certain portions of the Vodafone contract were granted confidential treatment by the Staff through December 12, 2018 (File No. 001-35360-CF#30937).

Non-GAAP measures: Adjusted EBITDA and Margin, page 35

10.	We refer to your non-GAAP measures “adjusted EBITDA” and “margin.” To avoid placing undue prominence on such non-GAAP measures, please present them after your discussion of GAAP operating results.

Response: The Company respectfully acknowledges the Staff’s comment and the Company will revise its future filings accordingly.

11.	To comply with Item 10 of Regulation S-K, please revise your presentation of the non-GAAP measure “margin” to “margin excluding depreciation and amortization.” Additionally, reconcile it to the most comparable GAAP measure, “gross margin” that includes the allocation of applicable depreciation and amortization in cost of service.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that cost of service as reported is appropriate since the Company does not have materially dedicated resources such as employees or equipment of which the cost - including depreciation and amortization - can be easily allocated to specific revenue streams. Therefore, the Company believes that when we use the measure “margin”, it is using a GAAP measure. We will not use “margin” as a “non-GAAP” measure in future filings.

Cost of Service, page 36

12.	We note that cost of service for the six months ended June 30, 2014 decreased 64% as compared to the same six month period ending June 30, 2013. Please revise to clearly explain the underlying reasons for the decrease period over period and provide your investors with disclosure that facilitates an appreciation of the known trends and uncertainties that have impacted historical results or are reasonably likely to shape future periods. Please refer to Item 303 of Regulation S-K for further guidance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company provided reasons for the decline in the fourth paragraph of page 36, under the heading “cost of service.” The Company further advises that it will expand on this disclosure in future filings accordingly.

Page 5	September 30, 2014

Current Report on Form 8-K filed August 12, 2014

13.	We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures throughout the earnings release. Accordingly, we believe that you should revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. In this regard, please refer to Instruction 2 to Item 2.02 of Form 8-K.

Response: The Company respectfully acknowledges the Staff’s comment and the Company will revise its future earnings releases accordingly.

The statement requested by the Staff from the Company is included as Annex A to this response letter. Any questions regarding the contents of this letter or the Filings should be addressed to the undersigned at 212-204-8688.

Very truly yours,

/s/ Steven E. Siesser

Steven E. Siesser

Enclosures
cc:

Page 6	September 30, 2014

Annex A

Elephant Talk Communications Corp.

Cross Rock Place Executive Suites No. 102

3600 NW 138th Street

Oklahoma, OK 73134

September 30, 2014

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Elephant Talk Communications Corp.
Form 10-K for Fiscal Year Ended December 31, 2013, as amended
Filed March 31, 2014
Form 10-Q for Fiscal Quarter Ended June 30, 2014
Filed August 11, 2014
Current Report on Form 8-K
Filed August 12, 2014
File No. 001-35360

Ladies and Gentlemen:

In connection with the above-captioned filings, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Elephant Talk Communications Corp.

By:	/s/ Mark Nije
Mark Nije, CFO